November 19, 2002

02 NOV 25 AM 10: 54

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

02060043

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated November 19, 2002, with respect to the declaration of dividends which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

dlw 11/27

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of _______, 2002.

____

Name:
Title:

PRESS RELEASE

BOMBARDIER

FINANCIAL RESULTS OF BOMBARDIER INC. FOR THE THIRD QUARTER ENDED OCT. 31, 2002

- **Consolidated revenues rise 13% to $5.6 billion for the third quarter**
- **Net income totals $209.4 million**
- **Measures taken to increase financial flexibility and reduce costs**
- **New orders for Bombardier Transportation totalling $7.6 billion since beginning of fiscal year**
- **Unveiling of new JetTrain technology**
- **Higher deliveries of regional aircraft**
- **Overall order backlog of $44.4 billion**

Montréal, Nov. 19, 2002 – Bombardier Inc. today reported consolidated revenues of $5.6 billion for the three months ended Oct. 31, 2002, an increase of 13% over revenues of $5.0 billion for the third quarter last year. For the nine months ended Oct. 31, 2002, consolidated revenues totalled $16.8 billion, a 21% increase over revenues of $13.9 billion for the same period last year.

Income before income taxes for the three-month period was $313.4 million, compared to income before special items and income taxes of $362.9 million for the same period last year. Net income for the three-month period totalled $209.4 million, compared to a net loss of $367.6 million after the effect of special items the preceding year. Earnings per share amounted to $0.15, compared to a loss of $0.27 for the previous year.

Income before income taxes for the nine months decreased to $792.9 million, compared to an income of $1.1 billion before special items and income taxes for the previous year. Net income for the nine-month period amounted to $530.0 million, compared to $161.3 million after the effect of special items for the nine months ended Oct. 31, 2001. Earnings per share for the nine-month period amounted to $0.37, compared to $0.11 for the previous year.

Bombardier's order backlog as at Oct. 31, 2002 totalled $44.4 billion, compared to $44.1 billion as at Jan. 31, 2002 and $45.9 billion as at Oct. 31, 2001.

Financial performance

"Bombardier's overall performance, in terms of revenue growth and profitability, was achieved in a challenging economic environment. These results reflect a higher level of activity in the transportation sector, as well as growth in the recreational products sector. They also reflect a higher number of deliveries of regional aircraft in the aerospace sector, which have increased by 11% over the same quarter of last year. Focus was also put on free cash flow, which significantly improved during the three-month and nine-month periods of the current fiscal year compared to the previous year," said Robert E. Brown, President and Chief Executive Officer of Bombardier.

"The number of regional aircraft deliveries has helped offset the impact on earnings of the persistent weakness of the business aircraft market," he added.

Bombardier maintains its financial targets for the current fiscal year. Historically, the fourth quarter brings the most significant contribution to Bombardier's results for the full fiscal year. It must be emphasized, however, that the business aircraft market remains difficult and that major U.S. airlines are still facing uncertainty.

"Measures announced at the end of September are being implemented. These include decisions to reduce the assets under management by $5.0 billion at Bombardier Capital and to reduce the cost structure and employment levels at Bombardier Aerospace," concluded Mr. Brown.

Bombardier Aerospace

- **Q3 revenues of $2.4 billion**
- **Income before income taxes reaches $111.2 million**
- **37 new firm orders for regional aircraft since the beginning of the year**
- **Q3 aircraft deliveries reach 67 units for a total of 206 units year-to-date**
- **Order backlog of $21.3 billion**
- **Inaugural flight of new Bombardier Learjet 40**
- **Certification of Bombardier CRJ900 in Canada and the U.S.**
- **Measures taken to reduce cost structure and employment levels**

For the three months ended Oct. 31, 2002, Bombardier Aerospace had revenues of $2.4 billion, compared to $2.6 billion the previous year. Aerospace income before income taxes for the third quarter was $111.2 million, compared to an income before special items and income taxes of $239.8 million for the same quarter last year. The reduction in revenues mainly relates to the decline in business aircraft deliveries, partially offset by higher deliveries of regional jets and sales of used business aircraft. Aircraft deliveries totalled 67 units, compared to 69 in the third quarter of the previous fiscal year. This number includes deliveries of 17 business aircraft and 50 regional aircraft.

Since the beginning of the year, Bombardier has received net firm orders for 37 regional aircraft, including orders for two Bombardier CRJ700* aircraft and four Bombardier Q400* aircraft during the third quarter.

During the third quarter, the prototype and first production Bombardier Learjet 40*, launched at the Farnborough Airshow last July, successfully completed its inaugural flight. In November 2002, the Bombardier CRJ900* received type approval from the United States Federal Aviation Administration. It had received similar approval from Transport Canada in September 2002.

In order to align its cost structure with the business aircraft market, staffing levels are being reduced by approximately 6% throughout Bombardier Aerospace's workforce. This reduction applies to all levels of employees and to all Bombardier Aerospace production sites in Canada, the United States and the United Kingdom.

Bombardier Aerospace's firm order backlog totalled $21.3 billion as at Oct. 31, 2002, compared to $23.7 billion as at Jan. 31, 2002 and to $24.9 billion as at Oct. 31, 2001.

Bombardier Transportation

- **Q3 revenues up 32% to $2.3 billion**
- **Income before income taxes up 63% to $106.7 million**
- **New contract wins totalling $7.6 billion since beginning of year**
- **Order backlog of $23.1 billion**
- **Unveiling of Bombardier JetTrain locomotive**

For the three months ended Oct. 31, 2002, Bombardier Transportation had revenues of $2.3 billion, compared to $1.7 billion the previous year. For the period, income before income taxes was $106.7 million, compared to an income before income taxes of $65.3 million for the same quarter the previous year.

The increase in revenues arises mainly from a higher level of activities and from the increase in the value of the euro compared to the Canadian dollar.

Since the beginning of the fiscal year, Bombardier Transportation has been awarded contracts for a total value of $7.6 billion, including $2.0 billion of new orders during the third quarter from 16 countries. In the third quarter, contracts included an order to supply 180 electrical multiple unit commuter cars, valued at $500 million, to Metro-North Commuter Railroad in New York. Also during the quarter, Bombardier Transportation signed a contract for the supply of 405 subway cars, valued at $508 million, to Mexico City's transit authority. The contract will be finalized once financial close is completed.

On October 15 in Washington, Bombardier unveiled the Bombardier JetTrain* locomotive, the first 150-mile-per-hour (240-km-per-hour) non-electric high-speed rail locomotive designed for the North American market.

Bombardier Transportation's $23.1 billion order backlog as at Oct. 31, 2002 compares to a backlog of $20.4 billion as at Jan. 31, 2002 and $21.0 billion as at Oct. 31, 2001.

Bombardier Recreational Products

- **Q3 revenues of $745.1 million, up 35%**
- **Income before income taxes reaches $57.6 million, up 28%**
- **Eight new models added to Johnson outboard engine line**
- **Sea-Doo GTX 4-TEC wins "watercraft of the year" award**
- **New James Bond film features Ski-Doo snowmobile**

For the three months ended Oct. 31, 2002, Bombardier Recreational Products had revenues of $745.1 million, up 35% from $550.0 million in the previous year. Income before income taxes for the latest period was $57.6 million, compared to $44.9 million in the third quarter last year. The increase in revenues is mainly attributable to higher outboard engine activities and ATV sales, as well as increased international activities.

During the third quarter, Bombardier Recreational Products added eight models to the 2003 Johnson* outboard engine line. On Nov. 4, 2002, *Watercraft World* magazine named Bombardier's 2002 Sea-Doo* GTX[1] 4-TEC* the "watercraft of the year." Starting on Nov. 22, movie-goers worldwide will see Bombardier's Ski-Doo* MX Z-REV* snowmobile in the latest film in the James Bond[2] movie series.

Bombardier Capital

- **Q3 revenues of $234.6 million**
- **Income before income taxes reaches $37.9 million**
- **Receivable factoring portfolios and business aircraft financing portfolios to be sold or gradually wound down**

For the three months ended Oct. 31, 2002, Bombardier Capital had revenues of $234.6 million, compared to $233.0 million the previous year. Bombardier Capital's income before income taxes was $37.9 million, compared to an income before special items and income taxes of $12.9 million for the same quarter last year.

On Sept. 27, Bombardier announced its decision to reduce Bombardier Capital's assets under management by approximately $5.0 billion, mainly through the sale and gradual wind-down of the receivable factoring portfolios for Bombardier's manufacturing sectors, as well as the business aircraft financing portfolios.

Bombardier Capital will concentrate on inventory finance, railcar leasing and interim financing for Bombardier Aerospace regional aircraft.

Assets under management as at Oct. 31, 2002 totalled $11.4 billion, compared to $11.9 billion as at Jan. 31, 2002 and $11.7 billion as at Oct. 31, 2001.

Financial highlights are as follows:
(Unaudited, millions of Canadian dollars, except per share amounts)

	Three months ended Oct. 31		Nine months ended Oct. 31	
	2002	2001	**2002**	2001
Revenues				
Aerospace	**$ 2,435.0**	$ 2,572.6	**$ 7,724.7**	$ 7,910.3
Transportation	**2,294.2**	1,733.8	**7,007.3**	4,187.2
Recreational Products	**745.1**	550.0	**1,713.1**	1,338.8
BC	**234.6**	233.0	**648.9**	751.9
Intersegment eliminations	**(104.3)**	(109.4)	**(304.7)**	(313.1)
External revenues	**$ 5,604.6**	$ 4,980.0	**$ 16,789.3**	$ 13,875.1
Income before special items and income taxes				
Aerospace	**$ 111.2**	$ 239.8	**$ 277.1**	$ 879.1
Transportation	**106.7**	65.3	**305.8**	158.8
Recreational Products	**57.6**	44.9	**120.3**	92.5
BC	**37.9**	12.9	**89.7**	12.9
	313.4	362.9	**792.9**	1,143.3
Special items	**—**	958.6	**—**	958.6
Income (loss) before income taxes	**313.4**	(595.7)	**792.9**	184.7
Income taxes	**104.0**	(228.1)	**262.9**	23.4
Net income (loss)	**$ 209.4**	$ (367.6)	**$ 530.0**	$ 161.3
Earnings (loss) per share				
Basic	**$ 0.15**	$ (0.27)	**$ 0.37**	$ 0.11
Diluted	**$ 0.15**	$ (0.27)	**$ 0.37**	$ 0.11
Average number of common shares outstanding during the period (thousands)	**1,372,887**	1,369,323	**1,372,225**	1,368,000

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 totalled $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

All amounts mentioned in this press release are in Canadian dollars, unless otherwise stated.

*Trademark of Bombardier Inc. or its subsidiaries
[1] Registered trademark of Castrol Limited, used under licence
[2]Trademark of Danjaq LLC, used under licence

The third quarterly report is available on our Web site at www.bombardier.com and a printed copy will be mailed in the coming days.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com